Exhibit 99.1

TD Bank Announces Redemption of Subordinated Debentures

Toronto, July 26, 2007 - The Toronto-Dominion Bank (TD) announced today its intention to redeem on September 4, 2007 (the "Redemption Date"), all of its outstanding $550 Million 5.20% Subordinated Debentures due September 4, 2012, at a redemption price of 100 per cent of the principal amount.  Notice will be delivered to the debenture holders in accordance with the debenture conditions.  Interest on the Debentures will cease to accrue from and after the Redemption Date.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $397 billion in assets as of April 30, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: John van Boxmeer, Associate Vice President, Capital Finance, (416) 308-7309